PRESS RELEASE

February 22, 2007

VERY STRONG FULL YEAR 2006 PERFORMANCE:

UNDERLYING EARNINGS UP 20% TO EURO 4.0 BILLION

ADJUSTED EARNINGS UP 20% TO EURO 5.1 BILLION

NET INCOME UP 18% TO EURO 5.1 BILLION

LIFE & SAVINGS NEW BUSINESS VALUE UP 34%[1] TO EURO 1.5 BILLION

PROPOSED DIVIDEND OF EURO 1.06 PER SHARE UP 20% VERSUS 2005

“AXA teams have achieved an excellent performance in 2006, contributing to the strong growth in all of our businesses - ahead of our Ambition 2012 targets - while building the future of the Group through offer innovation, distribution management and quality of service initiatives,” said Henri de Castries, Chairman of AXA’s Management Board.

“Through organic growth and acquisitions, the Group begins 2007 30% larger than a year ago, with increased diversification and stronger local franchises in a number of our key markets. In addition, we expect that our shareholders will also benefit from our continuing efforts to optimize the Group’s capital management and to develop a state-of-the-art risk management culture, which should further reduce the volatility of future earnings.”

“We expect 2007 to be another important year for AXA. Provided that the global economic environment remains favorable, we are confident, based on the strength of our operations, the quality of our people and the long term growth prospects of the financial protection business, that the Group is well positioned to meet the challenge of successfully integrating Winterthur while delivering another year of profitable growth.”

“The Management Board will propose to the shareholders that up to 0.7% of the share capital of AXA be granted to all employees in the form of allocations of free shares or of an enhanced shareplan, between 2007 and 2012, to strengthen the engagement of all employees on our Ambition 2012 plan."”

Important note: this press release presents AXA’s FY 2006 earnings.
- AXA’s 2006 Balance Sheet including Winterthur PGAAP and European Embedded Value of the Life & Savings
segment including Winterthur will be released on April 10, 2007.
- Winterthur FY2006 earnings are not included in AXA’s 2006 consolidated earnings in 2006 due to the closing of the acquisition on December 22, 2006.

AXA FULL YEAR 2006 RESULTS SUMMARY

AXA’s 2005 earnings presented in this release reflect the following changes:
- Following clarification of IFRIC Agenda Committee following IASB's decision, TSDI[2] have been reclassified in shareholders’ equity (same treatment as TSS3 ). As a consequence, interest charges and FX impacts related to TSDI have been excluded from the income statement.
- In addition, foreign exchange impacts have been reallocated from adjusted earnings to net income.

IFRS
Euro million	FY05	FY06	Change
			Reported	@ Cst FX

Life & Savings	1,931	2,325	+ 20%	+ 22%
Property & Casualty	1,346	1,453	+ 8%	+ 7%
Asset Management	396	508	+ 28%	+ 29%
International Insurance	68	131	+ 92%	+ 91%
Other Financial Services & Holdings	-404	-406	--	--
Underlying Earnings(4)	3,337	4,010	+ 20%	+ 21%
Net capital gains	944	1,130
Adjusted Earnings(4)	4,281	5,140	+ 20%	+ 20%

Profit or loss on financial assets (under	122	-226
Fair Value option) and derivatives
Exceptional operations	-72	196
Goodwill & related intangibles	-13	-24
Net income, group share	4,318	5,085	+ 18%	+ 18%

Earnings per share	FY05	FY06	Change
Euro

Underlying earnings per share	1.73	2.03	+ 17%
Underlying EPS net of interest
charges on TSDI(2) and TSS(3)	1.67	1.95	+ 16%

Adjusted earnings per share	2.21	2.59	+ 17%
Adjusted EPS net of interest
charges on TSDI(2) and TSS(3)	2.15	2.51	+ 17%

Net income per share	2.22	2.56	+ 15%

2006 information relating to net income has been examined by AXA's independent auditors
Non-GAAP measures such as underlying earnings and adjusted earnings are reconciled to net income in the table above and defined in the notes[4] .
Notes are on page 7

FULL YEAR 2006 HIGHLIGHTS: VERY STRONG PERFORMANCE ACROSS THE BOARD

•	Underlying earnings were up 20%, or 21% at constant exchange rates, to Euro 4,010 million, with all business units contributing positively to this performance.

	-	Life & Savings underlying earnings increased by 22% to Euro 2,325 million, with most countries achieving strong double digit growth, notably supported by higher fees and revenues and contained non commission expenses.

	-	Property & Casualty underlying earnings were up 7% to Euro 1,453 million, driven by a
4% increase in revenues together with a 0.8 point improvement of the combined ratio.

	-	Asset Management underlying earnings were up 29% to Euro 508 million, as a result of higher average assets under management and an improved business mix. Asset managers’ underlying cost income ratio improved 1.5 points to 67.6%.

•	Adjusted earnings were up 20% at current and constant exchange rates to Euro 5,140 million, reflecting the strong growth in underlying earnings and in net capital gains attributable to shareholders, up Euro 187 million to Euro 1,130 million.

•	New Business Value, up 34% on a comparable basis to Euro 1,501 million, was fuelled by all operational levers (volume, mix and expenses).

•	2006 proposed[5] dividend of Euro 1.06 per share, up 20% over last year.

***

Note: for underlying earnings analysis below, percentage changes between 2005 and 2006 are presented at constant exchange rates.

LIFE & SAVINGS 2006 UNDERLYING EARNINGS: +22%

Life & Savings underlying earnings increased by 22% to Euro 2,325 million, with most countries achieving strong double digit growth. Excluding 2005 positive non recurring items in Japan (Euro 67 million) and 2006 positive tax one-off in the US (Euro 92 million), underlying earnings improved by 21%.

The underlying margin analysis presented below excludes these two non-recurring items.

Underlying investment margin was up 6% to Euro 2,307 million, reflecting an increase in net investment income, notably driven by fixed income revenues and higher equity dividend levels, together with an optimized management of credited rates across the board.

Fees & Revenues were up 15% to Euro 5,876 million. Insurance fees and loadings benefited from unit-linked new business momentum in France, the US, the UK and Germany, as well as from higher asset base, notably on unit-linked reserves, across the board. In addition, fees &
revenues reflected strong sales of protection products in Japan and continued positive inflows into Australia mutual funds.

Net technical margin was up 10% to Euro 1,304 million, benefiting from overall favorable claims experience and positive reserve developments.

Globally, total gross margin (the sum of the above margins) was up 12% to Euro 9,487 million.

Expenses, net of DAC/DOC and VBI were up 5% to Euro -6,037 million, mainly driven by higher commissions (up 10%), partly offset by contained non commission expenses[6], which were up only 2%.

Income tax expense and minority interests were up 39% to Euro -1,217 million, largely driven by the growth of pre-tax and pre-minority interests underlying earnings.

***

Life & Savings 2006 New Business Value increased by 34% on a comparable basis to Euro
1,501 million mainly fuelled by all operational levers (volume, mix and expenses).

Most countries recorded very strong double-digit growth, with the key contributors being the US,
Japan, Germany and France.

Overall, this NBV growth combined with the 15% increase in Life & Savings new business volume[7] drove a 3.5 point improvement of the New Business margin to 24.1% .

Rollforward of Life & Savings NBV (Euro million, group share)
2005 Life & Savings NBV	1,138
Business-driven evolution:	329
Volume	151
Mix	53
Expenses	125
Investment market conditions	46
Others[8]	(13)
2006 Life & Savings NBV	1,501

***

PROPERTY & CASUALTY 2006 UNDERLYING EARNINGS: +7%

Property & Casualty underlying earnings were up 7% to Euro 1,453 million, reflecting a very strong increase in net technical result, fuelled by solid top line growth and a 0.8 point improvement in the combined ratio.

	Combined ratio
Ratios in %		Change
	FY 2006	from
		2005

France	97.5	-0.4
Germany	98.1	-0.2
UK & Ireland	96.5	+0.2
Belgium	95.4	-3.3
Southern Europe	98.3	-0.8
Other countries	93.9	-2.5
Total P&C	96.9	-0.8

Loss ratio improved by 0.9 point to 68.3%, driven by both an improvement in the current year loss ratio and positive developments on prior accident years. Most countries experienced an improvement in their loss ratio, apart from Germany which was impacted by a higher level of large claims versus an extremely low level in 2005.

Expense ratio was up only 0.1 point to 28.6%, as the 1.1 point increase in the acquisition expense ratio, primarily driven by the shift towards higher commission business in the UK, was almost entirely offset by a 1.0 point improvement in the administrative expense ratio, reflecting tight expense management across the board.

Investment income9 was up Euro 135 million to Euro 1,586 million, reflecting a higher average asset base and improved investment yield.

***

ASSET MANAGEMENT 2006 UNDERLYING EARNINGS: +29%

Asset management underlying earnings were up 29% to Euro 508 million, benefiting from higher average AUM10 (up 18%11), notably driven by very strong third party net inflows, favorable product and client mix evolution and improvement in the underlying cost income ratio, down 1.5 points to 67.6% .

AllianceBernstein underlying earnings increased by 27% to Euro 302 million, driven by higher average AUM (+18%), a more favorable product mix and a 1.5 point improvement in the underlying cost income ratio to 67.2% .

AXA Investment Managers underlying earnings were up 32% to Euro 206 million, driven by higher average AUM (+19%), a further product and client mix improvement and a 1.6 point lower underlying cost income ratio (68.3%) .

Asset managers’ total AUM at year-end 2006 were up 19% to Euro 1,029 billion.

***

INTERNATIONAL INSURANCE 2006 UNDERLYING EARNINGS: +91%

International insurance12 underlying earnings were up 91% to Euro 131 million, mainly driven by positive developments on reinsurance run-off portfolios and the solid performance of AXA Corporate Solutions Assurance.

AXA Corporate Solutions Assurance underlying earnings were up 16% to Euro 84 million as a result of a 0.8 point combined ratio improvement and a higher net investment result, mainly reflecting a higher asset base and improved investment yield.

***

OTHER FINANCIAL SERVICES & HOLDINGS 2006 UNDERLYING EARNINGS: STABLE

Other Financial Services & Holdings underlying earnings were nearly stable at Euro -406 million.

Other Financial services underlying earnings were down Euro 16 million to Euro 51 million, notably due to the non recurrence of a 2005 loan provision release at AXA Bank Belgium.

Holdings underlying earnings were up Euro 13 million to Euro -457 million, mainly due to the financial income on proceeds from Winterthur financing and a tax gain in Germany following a change in legislation, partly offset by higher financial charges (mainly related to the merger with FINAXA), share based compensation costs and less favorable tax items.

***

2006 ADJUSTED EARNINGS: +20%

2006 adjusted earnings were up 20% at current and constant exchange rates to Euro 5,140 million, reflecting the strong growth in underlying earnings and in net capital gains attributable to shareholders, up Euro 187 million to Euro 1,130 million, realized on the back of favorable equity markets.

***

2006 NET INCOME, GROUP SHARE: +18%

2006 net income was up 18% at current and constant exchange rates to Euro 5,085 million, as the increase in adjusted earnings and higher gains on exceptional operations were partly offset by the negative impact of rising interest rates on the fair value of interest rate derivatives and fixed maturity investment funds. Exceptional operations amounted to Euro 196 million, mainly driven by the gain realized on the sale of AXA RE’s business, a dilution gain at AllianceBernstein, and several positive tax items, including one in the US related to the sale of DLJ.

OUTLOOK

2006 was another very strong year in terms of top line performance and earnings growth, and AXA continued to be ahead of the expected Ambition 2012 pace.

In 2007, AXA’s key operational challenge will be to successfully manage the integration of Winterthur while keeping the growth momentum. Management has increased the target synergies13 for this integration by 25% to Euro 350 million, to be fully phased by 2010.

Assuming the global economic environment remains favorable and barring any major catastrophic events or financial market incidents, we expect that

•	our Life & Savings operations should continue to grow on the back of favorable long term market trends, and benefit from our distribution and offer innovation initiatives, including the promising roll-out of Accumulator type products across the Group.

•	despite increasing competitive pressure in some European markets, our P&C operations should benefit from the strength of marketing and distribution, claims management initiatives and increasing diversification into some higher growth markets.

•	our Asset Management businesses should continue to perform well, primarily driven by very strong net inflows in 2006 and current favorable financial market conditions.

•	our net capital gains target range will increase from Euro 600/800 million to Euro 800/1000 million from 2007 onwards.

Notes
1 On a comparable basis
[2] Perpetual subordinated notes
[3] Perpetual deeply subordinated notes
[4] Underlying earnings are adjusted earnings, excluding net capital gains attributable to shareholders. Adjusted earnings represent net income before the impact of exceptional operations, goodwill and related intangibles amortization/impairments, and profit or loss on financial assets (under the fair value option) and derivatives. Adjusted and underlying earnings are non-GAAP measures and as such are not audited, may not be comparable to similarly titled measures reported by other companies, and should be read together with our GAAP measures. Management uses these non-GAAP measures as key indicators of performance in assessing AXA’s various businesses and believes that the presentation of these measures provides useful and important information to shareholders and investors as measures of AXA’s financial performance.
5 At the May 14, 2007 Shareholders Meeting
[6] Gross of DAC/DOC
[7] Annual Premium Equivalent
[8] Including market calibration impacts on interest rates and volatility, modelling changes, change in scope, currency impact, assumptions changes and others
[9] Net of financial charges
[10] Assets Under Management
11 AXA Investment Managers & AllianceBernstein, excluding assets managed by the insurance companies and
Winterthur
[12] Sale of AXA RE’s business to Paris Re Holdings was completed on December 21, 2006, with the risks and corresponding net income related to AXA RE’s 2006 claims experience accruing to Paris Re Holdings. AXA will continue to manage underwriting and claims for 2006 and prior years
[13] Pre-tax annual cost savings (underlying earnings basis)

About AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. For full year 2006, IFRS revenues amounted to Euro 79 billion and IFRS underlying earnings amounted to Euro 4,010 million.

The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

* * *

This press release is available on the AXA Group web site: www.axa.com

AXA Investor Relations:			AXA Media Relations:
Etienne Bouas-Laurent :	+	33.1.40.75.46.85	Christophe Dufraux:	+	33.1.40.75.46.74
Sophie Bourlanges:	+	33.1.40.75.56.07	Clara Rodrigo:	+	33.1.40.75.47.22
Paul-Antoine Cristofari :	+	33.1.40.75.73.60	Armelle Vercken:	+	33.1.40.75.46.42
Emmanuel Touzeau:	+	33.1.40.75.49.05	Mary Taylor:	+	1.212.314.5845
Kevin Molloy:	+	1.212.314.2893

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives (including statements herein with respect to AXA's Ambition 2012 project and the objectives, financial and other, associated with that project, and to the integration of Winterthur).

Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by numerous factors that could cause actual results and AXA’s plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk that the AXA and Winterthur businesses will not be integrated successfully, our inability to achieve anticipated synergies from the Winterthur acquisition, the risk of future catastrophic events (including possible future pandemic and/or weather-related catastrophic events and/or terrorist related incidents), economic and market developments, legislative developments, regulatory actions or investigations, as well as litigations and/or other proceedings.

Please refer to AXA's Annual Report on Form 20-F and Document de Référence for the year ended December 31, 2005, for a description of certain important factors, risks and uncertainties that may affect AXA’s business.

AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

APPENDIX 1 - UNDERLYING EARNINGS

IFRS Results (Euro million)				Change @
	FY 2005*	FY 2006	Change	constant
				exchange
				rates

TOTAL Underlying earnings	3,337	4,010	+20%	+21%

Life & Savings	1,931	2,325	+20%	+22%
France	387	462	+20%	+20%
United States	866	1,000	+15%	+16%
Japan	266	256	-4%	+1%
United Kingdom	85	155	+83%	+82%
Germany	30	69	+130%	+130%
Belgium	56	65	+16%	+16%
Southern Europe	44	50	+14%	+14%
Other Countries	198	268	+35%	+36%
of which Australia / New Zealand	64	83	+30%	+33%
of which Hong Kong	84	111	+33%	+33%
Property & Casualty	1,346	1,453	+8%	+7%
France	363	382	5%	5%
Germany	178	181	2%	2%
United Kingdom & Ireland	399	386	-3%	-4%
Belgium	128	147	15%	15%
Southern Europe	125	148	18%	18%
Other Countries	153	208	36%	32%
International Insurance	68	131	+92%	+91%
AXA Corporate Solutions Assurance	72	84	+17%	+16%
Other International incl. AXA RE	-4	47	--	--
Asset Management	396	508	+28%	+29%
AllianceBernstein	240	302	+26%	+27%
AXA Investment Managers	156	206	+32%	+32%
Other Financial Services	67	51	-24%	-24%
Holding Companies	-471	-457	-	-

* Restated. Following clarification of IFRIC Agenda Committee following IASB's decision, TSDI have been reclassified to shareholders’ equity (same treatment as TSS). As a consequence, interest charges and FX impacts related to TSDI have been excluded from the income statement.

APPENDIX 2 – LIFE & SAVINGS – NEW BUSINESS VALUE (NBV) AND NBV TO APE MARGIN
9 MAIN COUNTRIES/REGIONS & MODELED BUSINESS - FULL YEAR 2006 - GROUP SHARE

	NBV	NBV	Change*	NBV/APE	Change*
(in euro million)	2005	2006		margin
				2006

France	157	202	28.3%	16.4%	1.8pts
United States	284	424	50.9%	22.1%	5.4pts
United Kingdom	72	100	38.6%	8.8%	0.0pt
Japan	364	431	24.3%	66.3%	4.4pts
Germany	29	90	209.6%	31.5%	20.7pts
Benelux	115	124	8.0%	35.6%	5.5pts
Southern Europe	27	23	-14.0%	16.4%	- 3.1pts
Australia / New Zealand	32	38	20.1%	9.1%	1.5pts
Hong Kong	59	68	13.5%	68.2%	- 9.0pts

TOTAL Group	1,138	1,501	33.9%	24.1%	3.5pts
* On a comparable basis

NB: Key modeling changes versus Full Year 2005
» Yield Curve
2006 : Swap rates on the last business day of the accounting period
2005 : Govies on the last business day of the accounting period
» Equity Implied Volatility
2006: 1 year average of equity implied volatility
2005:Based on historical average equity implied volatility
» Swaption Implied Volatility
2006: 2 weeks average of swaption implied volatility
2005: Based on historical average swaption implied volatility ATMF
As a reminder, please note that 4Q06 NBV cannot be derived from FY06 minus 9M06 due to changes in investment market conditions as well as the complete annual review of assumptions.

APPENDIX 3 - EARNINGS SUMMARY AFTER TAXES AND MINORITY INTERESTS – FULL YEAR 2006

Consolidated Earnings (in euro million)	Exceptional operations and discontinued operations	Profit or loss (including change) on financial assets (under Fair Value option) & derivatives	Adjusted Earnings	Net realized capital gains attributable to shareholders	Underlying Earnings	Underlying Earnings
Net income Group Share	Goodwill and related intangibles

Period	Period	Period	Period	Period	Period	Period	Period	Period	Period	Period	Period	Period	Period
Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Change at
December	December	December	December	December	December	December	December	December	December	December	December	December	December	Change	constant FX
31, 2005*	31, 2006	31, 2005*	31, 2006	31, 2005*	31, 2006	31, 2005*	31, 2006	31, 2005*	31, 2006	31, 2005*	31, 2006	31, 2005*	31, 2006

Life & Savings	2 404	2 957	(8)	(10)	(0)	(3)	18	49	2 394	2 921	464	597	1 931	2 325	20%	22%
France	630	776	-	-	-	-	52	110	578	666	191	204	387	462	20%	20%
United States	872	1 020	(8)	(10)	-	-	9	0	871	1 029	5	30	866	1 000	15%	16%
United Kingdom	44	138	-	-	-	-	(48)	(27)	92	165	7	10	85	155	83%	82%
Japan	392	256	-	-	-	-	6	(37)	385	293	120	38	266	256	-4%	1%
Germany	36	81	-	-	(0)	-	4	6	32	75	2	6	30	69	130%	130%
Belgium	131	310	-	-	-	-	(11)	(10)	141	320	85	255	56	65	16%	16%
Southern Europe	57	57	-	-	-	-	3	(0)	54	57	10	7	44	50	14%	14%
Other countries	242	318	-	-	-	(3)	2	7	240	315	42	47	198	268	35%	36%
of which Australia/New Zealand	69	100	-	-	-	(0)	2	5	66	96	3	13	64	83	30%	33%
of which Hong Kong	93	115	-	-	-	(3)	(0)	(1)	93	119	10	8	84	111	33%	33%
Property & Casualty	1 737	1 977	(1)	(2)	-	13	51	71	1 687	1 895	341	441	1 346	1 453	8%	7%
France	464	515	-	-	-	-	17	64	448	452	85	70	363	382	5%	5%
Germany	295	282	-	-	-	(3)	30	26	265	259	87	77	178	181	2%	2%
United Kingdom & Ireland	464	451	-	-	-	-	3	(9)	461	461	62	75	399	386	-3%	-4%
Belgium	183	283	-	-	-	-	1	(6)	181	290	53	142	128	147	15%	15%
Southern Europe	153	189	-	-	-	-	1	(1)	152	190	27	42	125	148	18%	18%
Other countries	179	256	(1)	(2)	-	16	(2)	(1)	181	243	28	35	153	208	36%	32%
International Insurance	184	244	0	(12)	23	66	5	(1)	156	191	88	60	68	131	92%	91%
AXA RE	67	-	-	-	-	-	(2)	-	70	-	59	-	11	-	-	-
AXA Corporate Solutions Assurance	97	117	-	-	-	-	5	1	92	116	20	32	72	84	17%	16%
Other	20	127	0	(12)	23	66	3	(2)	(6)	75	9	28	(14)	47	-	-
Asset Management	411	610	(4)	-	3	91	10	10	402	509	6	1	396	508	28%	29%
AllianceBernstein	254	394	-	-	8	91	-	-	246	303	6	1	240	302	26%	27%
AXA Investment Managers	156	216	(4)	-	(5)	-	10	10	156	206	0	-	156	206	32%	32%
Other Financial Services	82	43	-	-	2	(1)	8	(15)	72	59	6	8	67	51	-24%	-24%
Holdings	(500)	(745)	-	-	(99)	30	30	(341)	(431)	(434)	39	23	(471)	(457)	-	-
TOTAL	4 318	5 085	(13)	(24)	(72)	196	122	(226)	4 281	5 140	944	1 130	3 337	4 010	20%	21%

* Restated. Following clarification of IFRIC Agenda Committee following IASB's decision, TSDI have been reclassified in shareholders’ equity (same treatment as TSS). As a consequence, interest charges and FX impacts related to TSDI have been excluded from the income statement.

Information about the Full Year Earnings Presentations

Members of AXA’s senior management will discuss these results at conferences in:

• Paris, February 22, 2007

The conference will be accessible through a live Webcast and a conference call.

The Webcast will begin at 8:30 am Paris time (2:30 am New York time, 7:30 am London time).

A slide presentation will accompany the event. Go to www.axa.com 10-15 minutes prior to the event to join the Web cast or to obtain investor material.

The conference call access numbers are:

France:	+33 (0) 1 70 99 32 08
UK:	+44 (0) 20 7162 0025
US:	+1 334 323 6201

Replay will be available on the following day only. Numbers are +33 1 70 99 35 29 for France, +44 207 031 4064 for the UK and +1 954 334 0342 for the U.S.

Access code: 736186.

• London, February 22, 2007

The conference will be accessible through a conference call in listen-only mode.

The conference will begin at 3:30 pm in London (4:30 pm in Paris, 10:30 am in New York).

The access numbers are:

France:	+33 (0) 1 70 99 32 08
UK:	+44 (0) 20 7162 0025
US:	+1 334 323 6201

Replay will be available on the following day only. Numbers are +33 1 70 99 35 29 for France, +44 207 031 4064 for the UK and +1 954 334 0342 for the U.S.

Access code: 736188.